Morgan Stanley China A Share Fund, Inc.

522 Fifth Avenue

New York, NY 10036

August 11, 2010

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:              Larry L. Greene, Division of Investment Management

Mail Stop 0505

Re:          Morgan Stanley China A Share Fund, Inc.
File Numbers 811-21926 & 333-167947

Dear Mr. Greene:

Thank you for your comment letter dated July 27, 2010 regarding the registration statement on Form N-2 for Morgan Stanley China A Share Fund, Inc. (the “Fund”), filed with the Securities and Exchange Commission on July 1, 2010.  Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Pre-Effective Amendment No. 1 to the registration statement, which will be filed via EDGAR on or about August 11, 2010.

General

Comment 1.                Please see the U.S. Securities and Exchange Commission, A Plain English Handbook (1998).  Please review and revise the disclosure where it appears necessary so as to assure conformity with the Commission’s plain English requirements.  For example:

•      explain or delete the term “occupation” appearing under the sub-caption “Market Disruption and Geopolitical Risk,” and

•      reformat the discussion in the two paragraphs sub-captioned “Other Accounts Managed by the Portfolio Managers” so as to present the information in a tabular format.

Response 1.  We have reviewed the disclosure to ensure conformity with the Commission’s plain English requirements.  Specifically, the disclosure under the sub-caption “Market Disruption and Geopolitical Risk” has been revised accordingly.  We have also revised the disclosure to present the sub-caption “Other Accounts Managed by the Portfolio Managers” in a tabular format.

Comment 2.                 We remind all registrants of the obligation to file electronic reports with respect to its fidelity bond coverage under Rule 17g-1(g) under the 1940 Act.

Response 2.  The Fund acknowledges its responsibility to file electronic reports with respect to its fidelity bond coverage under Rule 17g-1(g) under the 1940 Act.

Comment 3.                 Indicate to the staff whether the Fund has considered the factors and made the determinations required in Investment Company Act Release No. 9932 (September 15, 1977) with respect to the contemplated transferable rights offering.  Confirm that the Fund considered the matters discussed in Item 2(E) and related footnote 13 of that release reflecting the staff’s view that there should be a specific intended use for the offering proceeds and disclose it under the caption “Use of Proceeds.”  Further, to the extent such offerings are made below net asset value, your response should be consistent with an understanding that they are designed for exceptional and not routine circumstances.

You should also disclose the benefits accruing to third parties from the expected increase in Fund assets and the inherent conflict such offering pose for the adviser or other affiliates.

Response 3.  In deciding whether to approve a rights offering, the Fund’s directors considered a variety of factors, including, but not limited to, the use to be made of the proceeds from the offering and the return to stockholders therefrom; the extent of any dilution for non-participating stockholders; the terms of the proposed offering; the size of the offering in relation to the number of shares outstanding; the effect of the offering on the Fund’s expense ratio; the size of the current premium of price to net asset value; compensation to the dealer manager; and whether there will be a market for the rights.  The Fund’s directors also considered the impact on the Fund’s stockholders if the rights offering is made at a price below net asset value.  The Fund considered the matters discussed in Item 2(E) and related footnote 13 of the Release reflecting the staff’s view that there should be a specific intended use for the offering proceeds and believe that the disclosure under the caption “Use of Proceeds” complies with this view. The disclosure under the section entitled “Use of Proceeds” indicates that the Fund intends to invest the net proceeds of the rights offering in China A-shares, by utilizing the additional $250,000,000 A-share Quota that the Adviser has obtained, in accordance with the Fund’s investment goals and policies.  It is further noted that, pending the investment of such proceeds, the proceeds may be invested in short-term debt securities.  In addition, the Fund’s prospectus currently states under the section entitled “Purpose of the Offer” that the Adviser, Sub-Adviser and Administrator will benefit from the offer because their fees, which are based on average net assets of the Fund, will increase and includes the estimated amount of additional fees that each entity would receive if the offer is completed.

Comment 4.                 Revise the disclosure called for by the new proxy disclosure enhancements release regarding the skills and qualifications of board members.  See Investment Company Act Release No. 29092 (December 16, 2009) and Form N-2, Item 18.17.  In this connection and as called for by the Item, briefly discuss the specific experience that led to the conclusion that each person qualifies as a director.  Further, confirm that no other material information, including information regarding a director’s expertise or other qualifications, is missing from the disclosure.

Response 4.  The disclosure has been revised to discuss the specific experience that led to the conclusion that each person qualifies as a director.  In addition, the Board does not believe that there is any other material information, including information regarding a director’s expertise or other qualifications that the disclosure should address.

Prospectus Cover

Comment 5.                 Revise the prominent statement appearing on this page, the substance of which is required by Rule 481(b)(1) under the Securities Act, to reflect the changes brought about by the National Securities Markets Improvement Act of 1996.

Response 5.  The disclosure has been revised accordingly.

Comment 6.                 Disclosure in footnote 2, as well as the discussion captioned “Distribution Arrangements,” among others, employs the term “dealer manager.”  Explain to the staff why the term “underwriter” is not used in this instance, i.e., why this entity is not deemed to be an underwriter.

Response 6.  The term “dealer manager” is a term commonly used in the closed-end fund industry in connection with rights offerings.  The Fund acknowledges that the dealer manager will be subject to the requirements under the 1933 Act and the 1940 Act applicable to principal underwriters while serving as dealer manager for the rights offering.  A similar statement has been added to the prospectus as requested.

Comment 7.                 Twenty percent of Fund assets may be invested in, among others, China-related companies.  Disclosure on page iii defines a China-related company as: “a company that (i) is organized in, or for which the principal securities trading market is in, China or (ii) derives or that is expected to derive 50% or more of its annual revenues from either goods produced, sales made or services performed in China.”  Delete the underlined clause.  Add risk disclosure to the effect that a company may satisfy any one of the above criteria but not all the criteria.

Response 7.  We respectfully acknowledge the comment; however, we believe that this disclosure is appropriate. The Fund’s investments in China-related companies are limited to the 20% basket.  Such investments are not counted towards the Fund’s 80% investment policy and therefore not subject to Rule 35d-1.  We have added the requested risk disclosure.

Prospectus

Comment 8.                 Disclosure captioned “PROSPECTUS SUMMARY - The Offer at a Glance - Terms of the Offer” states: “The term Record Date Stockholder (unless otherwise noted) will also be used herein to refer to any subsequent transferees of the Rights.”  The use of the term “Record Date [S]tockholder” under the caption “Dilution and Effect of Non-Participation in the Offer,” should be revised because a transferee may not necessarily experience the dilution described.

Response 8.  The disclosure has been revised accordingly.

Comment 9.                 Disclosure sub-captioned “Risk of Investing in Strategic Transactions” discusses the Fund’s investments in Strategic Transactions, including P-notes.  Add disclosure regarding the market for and liquidity of the Fund’s Strategic Transactions.  Clarify whether the instruments in which the Fund may invest are traded on an exchange or only over the counter.  Clarify the underlined term in the following disclosure: “P-notes are participation interest notes that are issued by banks or broker-dealers and are designed to offer a return linked to a particular underlying equity, debt, currency or market.”  Lastly, add disclosure which more fully explains the following statement appearing in the third paragraph: “In addition, there can be no assurance that the trading price of P-notes will equal the underlying value of the foreign companies or foreign securities markets that they seek to replicate.”

Response 9.  Disclosure has been added regarding the market for and liquidity of the Fund’s Strategic Transactions.  We have clarified, where not already disclosed, whether the instruments in which the Fund may invest are traded on an exchange or only over-the-counter.  In addition, we have clarified the underlined term in the sentence noted above.  Furthermore, we have added disclosure which more fully explains the statement in the third paragraph noted above.

Comment 10.               Explain the rebate disclosed in a note to the “Financial Highlights” table: “+ The Ratios of Expenses and Net Investment Loss reflect the rebate of certain Fund expenses in connection with the investments in Morgan Stanley affiliates during the period. The effect of the rebate on the ratios is disclosed in the above table as “Ratio of Rebate from Morgan Stanley Affiliates to Average Net Assets.”  (Emphasis added.)

Response 10.  The Fund sweeps excess cash into Morgan Stanley Institutional Liquidity Funds, Inc.  The Fund’s advisory fees are reduced by an amount equal to its pro rata share of the management fees paid by Morgan Stanley Institutional Liquidity Funds, Inc. resulting in a rebate to the Fund.

Comment 11.               Disclosure captioned “The Fund’s Investments — Strategic Transactions — Credit Default Swaps” states the following in the first paragraph: “As the seller in a credit default swap contract, the Fund would be required to pay the par (or other agreed-upon) value of a referenced debt obligation to the counterparty in the event of a default by a third party, such as a U.S. or foreign corporate issuer, on the debt obligation,” and in the third paragraph the Fund discloses that: “The Fund will earmark or segregate assets in the form of cash and cash equivalents in an amount equal to the current market value of the credit default swaps of which the Fund is the seller, marked to market on a daily basis.”  Reconcile these two different statements of value and confirm that the amount segregated will at least equal its obligation as seller of a credit default swap on a daily basis.

Response 11.  We respectfully acknowledge your comment; however, we believe that the referenced statements are consistent.  While the Fund is required to pay par (or other agreed-upon) value in the event of a default, it would also receive the reference obligation (or the cash equivalent) from the counterparty.  The amount segregated generally will be at least equal to the amount that the Fund is required to pay to its counterparty, which is the difference between the par amount payable under the credit default swap and the value of the reference obligation.

Comment 12.               Add disclosure which more fully describes the Fund’s reporting obligation as discussed under the sub-caption “Disclosure of Interests and Short Swing Profit Rule.”  In this connection, briefly describe the significance of the “adverse impact on the Fund” if the reporting obligation is triggered, as well as the frequency and timing of such reports.

Response 12.  The disclosure has been revised accordingly.

Comment 13.               Disclosure appearing under the discussion “CERTAIN PROVISIONS OF MARYLAND LAW AND OF THE FUND’S CHARTER AND BY-LAWS - Control Share Acquisitions” indicates that the control share acquisition statute also does not apply to a corporation registered under the 1940 Act as a closed-end investment company unless its board adopts a resolution to be subject to the control statute.  The filing further discloses that the board has not adopted such a resolution.  Revise the disclosure to the effect that if, in the future, the board should adopt a resolution the Fund will provide timely notice of that action to the staff.

Response 13.  The disclosure has been revised accordingly.

*              *              *              *              *              *              *              *              *              *              *

The Fund acknowledges that portions of the filing are incomplete and that the Staff may have additional comments on such portions when they are completed in a pre-effective amendment, including on disclosures made in response to this letter, on information supplied in this response letter, or on exhibits added in any pre-effective amendments.

The Fund has not submitted and does not expect to submit an exemptive application or no-action request in connection with the Fund’s registration statement.

The Fund acknowledges that it must review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus; however, the Fund does not intend to distribute preliminary prospectuses in connection with this offering.

The Fund acknowledges that all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff are to be certain that they have provided all information investors require for an informed decision.  In addition, the Fund acknowledges that since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

•              the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

•              should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•              the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•              the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Fund acknowledges that the Division of Enforcement has access to all information the Fund provides to the staff of the Division of Investment Management in connection with the Staff’s review of the Fund’s filing or in response to the Staff’s comments on such filing.

The Fund acknowledges that the Staff will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 296-6988, Stuart M. Strauss of Dechert LLP at (212) 698-3529 or Allison Fumai of Dechert LLP at (212) 698-3526.  Thank you.

Best regards,

/s/ Mary E. Mullin

Mary E. Mullin